SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)

BIOTIME INC.

(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)

Alfred D. Kingsley
Greenway Partners, L.P.
150 E. 57th Street
 New York, New York  10022

(212) 355-6800

(Name, address and telephone number of person authorized to receive notices and communications)

November 1, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐.

Note:  When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))
(Page 1 of 8 Pages)

CUSIP No. 09066L105	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON: GREENBELT CORP. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3791931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER	2,142,705
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	2,142,705
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		2,142,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.5%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON: GREENWAY PARTNERS, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3714238
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	770,373
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	770,373
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		770,373
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.6%
14	TYPE OF REPORTING PERSON:	PN

CUSIP No. 09066L105	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON: ALFRED D. KINGSLEY S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES	7	SOLE VOTING POWER:	7,477,394
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	2,142,705
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	8,247,767
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,142,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
	REPORTING PERSON:		10,390,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		21.8%
14	TYPE OF REPORTING PERSON:	IN

This Amendment No. 26 (“Amendment No. 26”) amends and supplements the Statement on Schedule 13D (as amended by Amendment No. 1, dated May 14, 1998, Amendment No. 2, dated August 18, 2000, Amendment No. 3, dated December 8, 2000, Amendment No. 4, dated March 30, 2001, Amendment No. 5, dated August 31, 2001, Amendment No. 6, dated April 1, 2002, Amendment No. 7 dated April 17, 2002, Amendment No. 8 dated May 31, 2002, Amendment No. 9 dated July 3, 2002, Amendment No. 10 dated December 3, 2002, Amendment No. 11 dated April 25, 2003, Amendment No. 12 dated October 2, 2003, Amendment No. 13 dated January 26, 2004, Amendment No. 14 dated February 2, 2004, Amendment No. 15 dated September 12, 2005, Amendment No. 16 dated December 27, 2005, Amendment No. 17, dated May 16, 2006, Amendment No. 18 dated October 18, 2007, Amendment No. 19 dated April 9, 2008, Amendment No. 20 dated November 19, 2008, Amendment No. 21 dated January 7, 2009,  Amendment No. 22 dated April 20, 2009, Amendment No. 23 dated July 2, 2009, Amendment No. 24 dated August 24, 2009, and Amendment No. 25 dated August 19, 2010 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of Greenbelt Corp. (“Greenbelt”), Greenway Partners, L.P. (“Greenway”), Greenhouse Partners, L.P. (“Greenhouse”), Alfred D. Kingsley and Gary K. Duberstein (collectively, the “Reporting Persons”).  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The information on each Reporting Person’s respective cover sheet and presented in response to Item 5(c) is incorporated by reference herein.  Mr. Kingsley financed the acquisition of Shares through the exercise of warrants described in Item 5(c) through margin loans from broker-dealers made in the ordinary course of business.  Some of the other shares held by Mr. Kingsley are also held in margin accounts with broker-dealers.

ITEM 4.      PURPOSE OF TRANSACTION

(a)           The information presented in response to Item 5(c) is incorporated by reference herein.

(b)           No change.

(c)           No change.

(d)           No change.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER

        (a)           As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown on their respective cover page, which information is incorporated by reference herein by such Reporting Person.  The percentages are based upon information provided by the Company as to the number of shares outstanding as of November 5, 2010, as reported by the Company in its Quarterly Report on Form 10-Q for the three months ended September 30, 2010.

The Reporting Persons may be deemed to have direct beneficial ownership of Shares as set forth in the following table.  In such table, pursuant to Rule 13d-3, the Shares issuable upon the exercise of certain options owned by Mr. Kingsley are deemed outstanding for determining the percentage ownership of Shares by Mr. Kingsley, who is the direct beneficial owner thereof.

Name	Number of Shares	Approximate Percentage of Outstanding Shares
Greenbelt	2,142,705	4.5%
Greenway	770,373	1.6%
Kingsley	7,477,394	15.7%

Greenbelt has direct beneficial ownership of 2,142,705 Shares.  Each of Messrs. Kingsley and Duberstein, as executive officers and directors of Greenbelt, may be deemed to beneficially own the Shares that Greenbelt beneficially owns.  Each of Messrs. Kingsley and Duberstein disclaims beneficial ownership of such Shares for all other purposes.

Greenway has direct beneficial ownership of 770,373 Shares.  Mr. Kingsley, as the general partner of Greenway, may be deemed to beneficially own the Shares which Greenway beneficially owns.

(b)           If Mr. Kingsley were to exercise the portions of the options he holds that are presently exercisable and that will become exercisable within the next 60 days, he would have the sole power to vote or direct the vote of 7,477,394 Shares and the sole power to dispose or direct the disposition of such Shares.

(c)           During October 2010, Greenway disposed of, and Mr. Kingsley, Greenway’s general partner acquired, 107,000 warrants, exercisable at $2.00 per share and expiring on November 1, 2010 (“November 1 Warrants”).  Mr. Kingsley later exercised those warrants as shown in the following table.

During October 2010, Greenbelt distributed 150,000 November 1 Warrants to Mr. Kingsley and 75,000 November 1 Warrants to Mr. Duberstein, who are the shareholders of Greenbelt.  Mr. Kingsley exercised those warrants as shown in the following table.

On October 22, 2010, Mr. Duberstein sold in open market transactions the 75,000 November 1 Warrants he received from Greenbelt at prices ranging from $4.19 to $4.25 per warrant.  On the same date, Mr. Kingsley purchased in open market transactions 48,515 November 1 Warrants at prices ranging from $4.19 to $4.25 per warrant.  Mr. Kingsley exercised those warrants as shown in the following table.

From October 21 through November 1, 2010, Mr. Kingsley, Greenway, and Greenbelt, exercised certain warrants owned by them as shown in the following table:

Name	Date	Number of Warrants Exercised	Number of Shares Issued	Exercise Price Per Share
Kingsley	10/21/10	447,004	447,004	$2.00
	11/01/10	1,037,058	1,037,058	$2.00
Greenway	10/27/10	220,086	220,086	$2.00
Greenbelt	11/01/10	115,520	115,520	$2.00

    (d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

(e)           Mr. Kingsley has become the general partner of Greenway in lieu of Greenhouse.  Accordingly, Greenhouse no longer has a beneficial ownership interest in the Shares beneficially owned by Greenway and no longer beneficially owns more than 5% of the Company’s Shares.

Based on the number of Shares outstanding as of November 5, 2010, as reported by the Company in its Quarterly Report on Form 10-Q for the three months ended September 30, 2010, Mr. Duberstein no longer beneficially owns more than 5% of the Company’s Shares.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  November 17, 2010

/s/Alfred D. Kingsley
Alfred D. Kingsley

GREENWAY PARTNERS, L.P.
By:	Greenhouse Partners, L.P.,
its general partner

By:	/s/Alfred D. Kingsley
Alfred D. Kingsley, General Partner

GREENBELT CORP.

By:	/s/Alfred D. Kingsley
Alfred D. Kingsley, President